Exhibit 12.1

DIAMOND OFFSHORE DRILLING, INC.

Statement re Computation of Ratios

(In Thousands of Dollars)

Ratio of Earnings to Fixed Charges:

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Computation of Earnings:
Pretax income (loss) from continuing operations	$594,045	$918,081	$1,179,271	$1,336,016	$1,868,431	$1,847,046
Less Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	(53,516)	(37,674)	(11,212)	—	—	(16,870)
Add: Previously capitalized interest amortized during the period	2,550	3,400	3,400	3,400	3,400	2,428

Total earnings (losses), before fixed charge addition	543,079	883,807	1,171,459	1,339,416	1,871,831	1,832,604

Computation of Fixed Charges:
Interest, including interest capitalized	74,532	87,449	87,425	93,334	51,585	28,842

Total fixed charges	74,532	87,449	87,425	93,334	51,585	28,842

Total Earnings (Losses) and Fixed Charges	$617,611	$971,256	$1,258,884	$1,432,750	$1,923,416	$1,861,446

Ratio of Earnings (Losses) to Fixed Charges (1)	8.29	11.11	14.40	15.35	37.29	64.54

(1)	For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.